UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

INVESTOR RELATIONS FIRST-QUARTER 2012 RESULTS – FOR IMMEDIATE RELEASE

Highlights

➢	Double-digit growth in revenue and operating segment income across all business segments

➢	Consolidated sales and operating segment income increased 14.8% and 21.9%, respectively

➢	Content sales grew by 13.6%, and operating segment income margin reached 40.1%

➢	Combined Sky and Cable RGUs grew 24.1% to 8.3 million

➢	Consolidated net income increased 72.8% to approximately Ps.2.0 billion

Consolidated Results

Mexico City, D.F., April 26, 2012—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for first quarter 2012. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Therefore the results for first quarter 2011 previously reported in accordance with Mexican Financial Reporting Standards (“Mexican FRS”) have been restated in accordance with IFRS for comparative purposes.

The following table sets forth condensed consolidated statements of income for the quarters ended March 31, 2012 and 2011, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2012 with 2011:

	1Q’12	Margin %	1Q’11	Margin %	Change %
Net sales	15,156.6	100.0	13,199.6	100.0	14.8
Operating segment income	5,639.1	36.5	4,627.9	34.4	21.9
Net income	1,954.7	12.9	1,131.2	8.6	72.8
Net income attributable to controlling interest	1,505.9	9.9	780.4	5.9	93.0

Net sales increased 14.8% to Ps.15,156.6 million in first quarter 2012 compared with Ps.13,199.6 million in first quarter 2011. This increase was attributable to double-digit growth across all of our business segments. Operating segment income increased 21.9%, reaching Ps.5,639.1 million with a margin of 36.5%.

Controlling Interest Net Income increased to Ps.1,505.9 million in first quarter 2012 compared to Ps.780.4 million in first quarter 2011. The net increase of Ps.725.5 million reflected primarily i) a Ps.1,011.2 million increase in operating segment income; ii) a Ps.368.4 million decrease in finance expense, net; and iii) a Ps.107 million variation in equity in results of associates, net. These favorable variances were partially offset by i) a Ps.384.2 million increase in income taxes; ii) a Ps.271.9 million increase in depreciation and amortization; and iii) a Ps.98 million increase in net income attributable to non-controlling interest.

First Quarter Results by Business Segment

The following table presents first-quarter consolidated results ended March 31, 2012 and 2011, for each of our business segments. Consolidated results for the first quarter 2012 and 2011 are presented in millions of Mexican pesos.

Net Sales	1Q’12%		1Q’11%		Change %
Content	6,470.1	41.9	5,696.5	42.3	13.6
Publishing	695.6	4.5	609.7	4.5	14.1
Sky	3,386.7	21.9	3,028.9	22.5	11.8
Cable and Telecom	3,771.1	24.4	3,229.7	24.0	16.8
Other Businesses	1,117.0	7.3	907.6	6.7	23.1
Segment Net Sales	15,440.5	100.0	13,472.4	100.0	14.6
Intersegment Operations1	(283.9)		(272.8)		(4.1)
Net Sales	15,156.6		13,199.6		14.8

Operating Segment Income2	1Q’12	Margin %	1Q’11	Margin %	Change %
Content	2,597.6	40.1	2,163.6	38.0	20.1
Publishing	33.4	4.8	20.2	3.3	65.3
Sky	1,571.8	46.4	1,425.6	47.1	10.3
Cable and Telecom	1,330.5	35.3	1,067.3	33.0	24.7
Other Businesses	105.8	9.5	(48.8)	(5.4)	N/A
Operating Segment Income	5,639.1	36.5	4,627.9	34.4	21.9
Corporate Expenses	(287.1)	(1.9)	(287.5)	(2.1)	0.1
Depreciation and Amortization	(2,030.3)	(13.4)	(1,758.4)	(13.3)	(15.5)
Other Expense, net	(37.7)	(0.2)	(30.3)	(0.2)	(24.4)
Operating Income	3,284.0	21.7	2,551.7	19.3	28.7

1	For segment reporting purposes, intersegment operations are included in each of the segment operations.
2	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expenses, net.

Content	First-quarter sales increased 13.6% to Ps.6,470.1 million compared with Ps.5,696.5 million in first quarter 2011.

Millions of Mexican pesos	1Q’12%		1Q’11%		Change %
Advertising	4,533.1	70.1	4,131.4	72.5	9.7
Network Subscription Revenue	742.7	11.5	606.4	10.7	22.5
Licensing and Syndication	1,194.3	18.4	958.7	16.8	24.6
Net Sales	6,470.1	100.0	5,696.5	100.0	13.6

Advertising revenue grew by 9.7%. These results reflect remarkably strong ratings and solid audience share in our flagship Channel 2. Twenty-eight of the top-thirty rated programs in Mexico during the quarter were transmitted by Televisa. In addition to our popular novelas, on Channel 2, we produced and broadcast América Celebra a Chespirito, which was the highest-rated show in Mexico during the quarter, obtaining an audience share of 53.6%.

Also transmitted on Channel 2, our Sunday afternoon show Parodiando was the second-highest rated show during the quarter, obtaining an average audience share of 47.8%. Advertising revenue on our pay-TV networks continued to grow, explained by the ongoing expansion of pay-TV penetration.

The growth in Network Subscription Revenue was driven mainly by the sustained addition of pay-TV subscribers, mostly in Mexico. We closed the first quarter 2012 with 30.3 million subscribers carrying an average of 5.8 networks compared with 26.8 million subscribers carrying an average of 5.3 networks in first quarter 2011.

The increase in Licensing and Syndication revenue is explained mainly by i) an increase in royalties from Univision, from US$46.5 million in first quarter 2011 to US$53.5 million in first quarter 2012; ii) revenues from the new Netflix agreement; and iii) an increase in sales to the rest of the world, principally in Latin America.

First-quarter operating segment income increased 20.1% to Ps.2,597.6 million compared with Ps.2,163.6 million in first quarter 2011; the margin increased to 40.1%. The incremental costs and expenses incurred during the quarter were related mainly to special programs such as América Celebra a Chespirito and the transmission of the pre-Olympic soccer matches of the Mexican team.

Publishing
First-quarter sales increased 14.1% to Ps.695.6 million compared with Ps.609.7 million in first quarter 2011. Most of the growth was driven by an increase in advertising revenues in Mexico and abroad, as well as higher circulation revenue abroad. These favorable variances were partially offset by lower circulation revenue in Mexico. Sales outside Mexico represented 62.3% of the segment compared with 58.4% in the same quarter of 2011.

First-quarter operating segment income increased 65.3% to Ps.33.4 million compared with Ps.20.2 million in first quarter 2011, and the margin was 4.8%. This increase reflects higher sales, partially offset by higher paper, printing and editing costs.

Sky
First-quarter sales grew by 11.8% to Ps.3,386.7 million compared with Ps.3,028.9 million in first quarter 2011. The increase was driven by solid growth in the subscriber base in Mexico, which is explained by the continued success of Sky’s low-cost offerings. The number of net active subscribers increased by 275,231 during the quarter to 4,283,605 (including 160,108 commercial subscribers) as of March 31, 2012, compared with 3,312,106 (including 151,677 commercial subscribers) as of March 31, 2011. Sky ended the quarter with 164,498 subscribers in Central America and the Dominican Republic.

First-quarter operating segment income increased 10.3% to Ps.1,571.8 million compared with Ps.1,425.6 million in first quarter 2011, and the margin was 46.4%. These results reflect an increase in sales that was partially offset by higher costs and expenses inherent to the growth in the subscriber base, mainly in the lower-cost packages.

Cable and Telecom
First-quarter sales increased 16.8% to Ps.3,771.1 million compared with Ps.3,229.7 million in first quarter 2011. This increase was attributable mainly to the addition of 142,986 revenue generating units (RGUs) in Cablevisión, Cablemás, and TVI during the quarter as a result of the success of our competitive packages. Voice and data RGUs continued to be the main drivers of growth, growing on average 28% and 34% compared with 2011, respectively.

The increase is also explained by an improved sales mix in Bestel, which increased revenue derived from broadband services. Year-over-year, Cablevisión, Cablemás, TVI and Bestel net sales increased 14.1%, 18.7%, 18.2%, and 18.1% respectively.

The following table sets forth the breakdown of subscribers for each of our three cable and telecom subsidiaries as of March 31, 2012.

1Q‘12	Cablevisión	Cablemás	TVI	Total
Video	741,227	1,094,223	382,838	2,218,288
Broadband	436,285	498,847	205,017	1,140,149
Voice	268,199	279,449	136,221	683,869
RGUs	1,445,711	1,872,519	724,076	4,042,306

First-quarter operating segment income increased 24.7% to Ps.1,330.5 million compared with Ps.1,067.3 million in first quarter 2011, and the margin reached 35.3%. These results reflect continued growth in the customer base of cable platforms. In Bestel the margins expanded from 14.4% in first quarter 2011 to 27.2% in first quarter 2012. This increase was driven by stronger revenues and lower interconnection rates.

The following table sets forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our four cable and telecom subsidiaries for the quarter.

Millions of Mexican pesos	Cablevisión	Cablemás	TVI	Bestel
Revenue(1)	1,196.6	1,311.4	593.9	768.3
Operating Segment Income(1)	473.1	484.3	236.0	208.6
Margin	39.5%	36.9%	39.7%	27.2%

(1) These results do not include consolidation adjustments of Ps.99.1 million in revenues nor Ps.71.5 million in Operating Segment Income, which are considered in the consolidated results of Cable and Telecom.

Other Businesses
First-quarter sales increased 23.1% to Ps.1,117 million compared with Ps.907.6 million in first quarter 2011. Our gaming and feature-film distribution businesses performed well during the quarter. In gaming, most of the growth was driven by the performance of PlayCity. Our feature-film distribution business benefited mainly from the success of the film La Dama de Negro.

First-quarter operating segment income reached Ps.105.8 million compared with a loss of Ps.48.8 million in first quarter 2011, mainly reflecting an increase in profitability in the soccer, gaming, and radio businesses.

Corporate Expenses

Share-based compensation expense in first quarter 2012 and 2011 amounted to Ps.159.8 million and Ps.167.5 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Expense, Net

Other expense, net, increased by Ps.7.4 million, or 24.4%, to a Ps.37.7 million for first quarter 2012, compared with Ps.30.3 million for first quarter 2011. The increase reflected primarily a higher expense related to financial advisory and professional services. This effect was partially offset by a non-cash gain on disposition of our 40.8% interest in La Sexta, a free-to-air television channel in Spain, in exchange for a 14.5% equity stake in Imagina Media Audiovisual, S.L. (“Imagina”), as well as by lower expenses related to donations.

Non-operating Results

Finance Expense, net

The following table sets forth the finance expense, net, stated in millions of Mexican pesos for the quarters ended March 31, 2012 and 2011.

	1Q’12	1Q’11	Increase (decrease)
Interest expense	1,084.5	901.3	183.2
Interest income	(283.9)	(296.9)	13.0
Foreign exchange gain, net	(342.0)	(39.1)	(302.9)
Other finance expense, net	117.6	379.3	(261.7)
Finance expense, net	576.2	944.6	(368.4)

The finance expense, net, decreased by Ps.368.4 million, or 39%, to Ps.576.2 million for first quarter 2012 from Ps.944.6 million for first quarter 2011. This decrease reflected primarily i) a Ps.302.9 million increase in foreign unhedged exchange gain resulting primarily from the favorable effect of a 8.4% appreciation of the Mexican peso against the US dollar on our average net US dollar liability position in first quarter 2012 compared with a 3.8% appreciation and a lower average net US dollar liability position in first quarter 2011; and ii) a Ps.261.7 million decrease in other finance expense, net. These favorable variances were partially offset by i) a Ps.183.2 million increase in interest expense, due primarily to a higher average principal amount of long-term debt in first quarter 2012; and ii) a Ps.13 million decrease in interest income explained primarily by a lower average amount of cash and cash equivalents in first quarter 2012.

Equity in Results of Associates, net

Equity in results of associates, net, varied by Ps.107 million to an equity in earnings of associates, net, of Ps.9.1 million in first quarter 2012 from an equity in losses of associates, net, of Ps.97.9 million in first quarter 2011. This increase reflected mainly the absence of equity in loss of La Sexta, a free-to-air television channel in Spain, in first quarter 2012, in connection with the exchange of our equity interest in La Sexta for a participation in Imagina.

Income Taxes

Income taxes increased by Ps.384.2 million to Ps.762.2 million in first quarter 2012 compared with Ps.378 million in first quarter 2011. This increase reflected primarily a higher income tax base.

Net Income Attributable to Non-controlling Interest

Net income attributable to non-controlling interest increased by Ps.98 million, or 27.9%, to Ps.448.8 million in first quarter 2012, compared with Ps.350.8 million in first quarter 2011. This increase reflected primarily a higher portion of net income attributable to non-controlling interest in our Cable and Telecom and Sky segments.

Other Relevant Information

Capital Expenditures and Investments

During first quarter 2012, we invested approximately US$156.1 million in property, plant and equipment as capital expenditures, compared with approximately US$144.1 during first quarter 2011. These capital expenditures include approximately US$91.4 million for our Cable and Telecom segment, US$51.8 million for our Sky segment, and US$12.9 million for our Content segment and other businesses.

Our investment in property, plant and equipment in our Cable and Telecom segment during first quarter  2012 included approximately US$21.2 million for Cablevisión, US$48.5 million for Cablemás, US$14.2 million for TVI, and US$7.5 million for Bestel.

Debt and Capital Lease Obligations

The following table sets forth our total consolidated debt and capital lease obligations as of March 31, 2012 and December 31, 2011. Amounts are stated in millions of Mexican pesos.

	Mar 31, 2012	Dec 31, 2011	Increase (decrease)
Short-term debt and current portion of long-term debt	1,170.0	1,169.9	0.1
Long-term debt, net of finance costs of Ps.846 and Ps.862.1 as of March 31, 2012 and December 31, 2011, respectively	52,671.5	54,794.9	(2,123.4)
Total debt	53,841.5	55,964.8	(2,123.3)
Current portion of capital lease obligations	327.3	381.9	(54.6)
Long-term capital lease obligations (excluding current portion)	190.6	201.8	(11.2)
Total capital lease obligations	517.9	583.7	(65.8)

As of March 31, 2012, our consolidated net debt position (total debt less cash and cash equivalents, temporary investments, and noncurrent held-to-maturity and available-for-sale investments) was Ps.27,227 million. The aggregate amount of noncurrent held-to-maturity and available-for-sale investments as of March 31, 2012, amounted to Ps.3,281.8 million.

Convertible Debentures Issued by GSF

In February 2012, we were notified of the resolution by which the Mexican Antitrust Commission did not approve the conversion of the debentures issued by GSF, the controlling company of Iusacell, into common stock of GSF. In March 2012, we filed an appeal before the Mexican Antitrust Commission requesting that it reverses its resolution and authorizes the conversion. The appeal is currently under review by the authority, which has a deadline of 60 business days to issue a new resolution.

Shares Outstanding

As of March 31, 2012 and December 31, 2011, our shares outstanding amounted to 331,430.2 million and 330,862.1 million shares, respectively, and our CPO equivalents outstanding amounted to 2,832.7 million and 2,827.9 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of March 31, 2012 and December 31, 2011, the GDS (Global Depositary Shares) equivalents outstanding amounted to 566.6 million and 565.6 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Adoption of International Financial Reporting Standards

In the first quarter of 2009, the Mexican Bank and Securities Commission issued regulations for listed companies in Mexico requiring the adoption of IFRS as issued by the International Accounting Standards Board (“IASB”) to report comparative financial information for periods beginning no later than January 1, 2012. Accordingly, beginning on January 1, 2012, we discontinued using Mexican FRS and adopted IFRS as issued by the IASB for financial reporting purposes. As a result, our consolidated financial information for the three months ended March 31, 2012, is presented on a comparative and condensed basis in accordance with IFRS, and is not directly comparative with our consolidated financial information previously reported.

The impact of the initial adoption of IFRS as measured by the aggregate amount of adjustments made to our previously reported consolidated statements of financial position and income as of December 31, 2011 and for the year ended on that date, was less than 1% of total consolidated assets and stockholders’ equity under Mexican FRS, and less than 3% of consolidated net income under Mexican FRS.

About Televisa

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Investor Relations:
Carlos Madrazo / María José Cevallos
Tel: (52 55) 5261 2445 / Fax: (52 55) 5261 2494 / ir@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 5224 6420 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / moctezumag@televisa.com.mx

www.televisair.com

GRUPO TELEVISA, S.A.B.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(Millions of Mexican Pesos)

ASSETS	March 31, 2012 (Unaudited)A		December 31, 2011 (Unaudited)A		NotesC	Previously Reported December 31, 2011 (Unaudited)B

Current:
Cash and cash equivalents	Ps.	18,329.6	Ps.	16,275.9		Ps.	16,275.9
Temporary investments		4,983.3		5,422.6			5,422.6
		23,312.9		21,698.5			21,698.5

Trade notes and accounts receivable, net		16,048.7		19,243.7			19,243.7
Other accounts and notes receivable, net		2,654.2		2,458.8			2,458.8
Derivative financial instruments		12.2		99.7			99.7
Due from affiliated companies		218.2		450.1			450.1
Transmission rights and programming		4,460.4		4,178.9			4,178.9
Inventories, net		1,085.5		1,383.8			1,383.8
Other current assets		1,695.6		1,146.2			1,146.2
Total current assets		49,487.7		50,659.7			50,659.7

Non-current:
Accounts receivable		255.4		253.8			253.8
Derivative financial instruments		19.8		45.3			45.3
Transmission rights and programming		7,483.7		6,793.1	2		6,832.5
Investments		41,592.0		44,020.5			43,407.8
Property, plant and equipment, net		40,969.4		40,874.9	1, 9		41,499.0
Intangible assets, net		10,508.1		10,674.0	2, 10		11,861.4
Plan assets in excess of employee benefit obligations		113.6		105.1	5		-
Deferred income taxes		829.1		451.9			410.9
Other assets		88.4		91.0			91.0
Total assets	Ps.	151,347.2	Ps.	153,969.3		Ps.	155,061.4

A Prepared in accordance with International Financial Reporting Standards (“IFRS”).
B Prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”). This financial statement is not directly comparative with the condensed consolidated statements of financial position as of March 31, 2012 and December 31, 2011 prepared in accordance with IFRS.
C See accompanying notes for an explanation of the main differences between IFRS and Mexican FRS as they relate to the initial adoption of IFRS in these condensed consolidated financial statements.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2012 AND DECEMBER 31, 2011
(Millions of Mexican Pesos)

						Previously
						Reported
	March 31,		December 31,			December 31,
	2012		2011			2011
LIABILITIES	(Unaudited)A		(Unaudited)A		NotesC	(Unaudited)B

Current:
Short-term debt and current portion of long-term debt	Ps.	1,170.0	Ps.	1,169.9	3	Ps.	1,170.0
Current portion of capital lease obligations		327.3		381.9			381.9
Trade accounts payable		7,658.8		7,687.5			7,687.5
Customer deposits and advances		19,328.1		20,926.3			20,926.3
Taxes payable		1,215.4		1,388.2			1,388.2
Accrued interest		789.9		792.7			792.7
Employee benefits		355.7		252.5			252.5
Due to affiliated companies		13.5		43.1			43.1
Other accrued liabilities		3,277.0		3,359.9			3,359.9
Total current liabilities		34,135.7		36,002.0			36,002.1
Non-current:
Long-term debt, net		52,671.5		54,794.9	3		55,657.0
Capital lease obligations		190.6		201.8			201.8
Derivative financial instruments		335.6		310.6			310.6
Customer deposits and advances		657.1		460.0			460.0
Other long-term liabilities		2,858.0		3,110.6	4		3,047.5
Retirement and termination benefits		-		-	5, 6		525.9
Total liabilities		90,848.5		94,879.9			96,204.9

EQUITY

Capital stock issued, no par value		5,040.8		5,040.8	6		10,238.9
Additional paid-in capital		15,889.8		15,889.8	6		16,593.2
		20,930.6		20,930.6			26,832.1
Retained earnings:
Legal reserve		2,139.0		2,139.0			2,139.0
Unappropriated earnings		39,243.5		32,449.3	6, 7, 8		28,596.2
Net income for the period		1,505.9		6,665.9			6,889.6
		42,888.4		41,254.2			37,624.8
Accumulated other comprehensive income, net		4,943.4		5,562.1	7		3,174.6
Shares repurchased		(15,941.2)		(15,971.7)			(15,971.7)
		31,890.6		30,844.6			24,827.7
Total controlling interest		52,821.2		51,775.2			51,659.8
Non-controlling interest		7,677.5		7,314.2			7,196.7
Total equity		60,498.7		59,089.4			58,856.5
Total liabilities and equity	Ps.	151,347.2	Ps.	153,969.3		Ps.	155,061.4

A Prepared in accordance with International Financial Reporting Standards (“IFRS”).
B Prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”). This financial statement is not directly comparative with the condensed consolidated statements of financial position as of March 31, 2012 and December 31, 2011 prepared in accordance with IFRS.
C See accompanying notes for an explanation of the main differences between IFRS and Mexican FRS as they relate to the initial adoption of IFRS in these condensed consolidated financial

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011
(Millions of Mexican Pesos)

	Three months ended March 31,
						Previously
						Reported
	2012		2011			2011
	(Unaudited)A		(Unaudited)A		NotesC	(Unaudited)B

Net sales	Ps.	15,156.6	Ps.	13,199.6		Ps.	13,199.6

Cost of sales D		7,192.1		6,467.2	11		6,489.5

Operating expenses:
Selling D		1,242.8		1,134.1	11		1,134.6
Administrative D		1,369.7		1,257.9	11		1,252.6
Depreciation and amortization		2,030.3		1,758.4	9, 10		1,775.5
Income before other expense		3,321.7		2,582.0			2,547.4
Other expense, net		(37.7)		(30.3)			(34.9)
Operating income		3,284.0		2,551.7	12		2,512.5
Finance (expense) income:
Interest expense		(1,084.5)		(901.3)			(875.5)
Interest income		283.9		296.9			297.0
Foreign exchange gain, net		342.0		39.1			(202.1)
Other finance expense, net		(117.6)		(379.3)	7, 13, 14		-
		(576.2)		(944.6)			(780.6)
Equity in income (loss) of associates, net		9.1		(97.9)			(98.2)
Income before income taxes		2,716.9		1,509.2			1,633.7
Income taxes		762.2		378.0	15		414.1
Net income	Ps.	1,954.7	Ps.	1,131.2		Ps.	1,219.6

Net income attributable to:
Controlling interest	Ps.	1,505.9	Ps	780.4		Ps.	. 870.7
Non-controlling interest		448.8		350.8			348.9
	Ps.	1,954.7	Ps.	1,131.2		Ps.	1,219.6
Basic earnings per CPO attributable
to controlling interest		$0.53		$0.28			$0.31

A Prepared in accordance with International Financial Reporting Standards (“IFRS”).
B Prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”). This condensed consolidated statement of income is not directly comparative with the condensed consolidated statements of income for the three months ended March 31, 2012  and 2011 prepared in accordance with IFRS, and is only presented to reflect certain income statement amounts previously reported in accordance with Mexican  FRS.
C See accompanying notes for an explanation of the main differences between IFRS and Mexican FRS as they relate to the initial adoption of IFRS in these condensed consolidated financial statements.
D Excluding depreciation and amortization.

Explanatory Notes to Condensed Consolidated Financial Statements

The main differences between IFRS and Mexican FRS as they relate to the initial adoption of IFRS in our condensed consolidated statements of financial position are related to:

1. The recognition as deemed cost of fair value provided by independent appraisals on selected real estate property owned by us as of January 1, 2011.

2. Adjustments made to the carrying value of certain non-current assets to eliminate the effects of inflation recognized under Mexican FRS as of January 1, 2011.

3. The deferred financing costs, primarily consisting of fees and expenses incurred in connection with the issuance of debt, are classified as part of the outstanding balance of debt under IFRS, and were classified as non-current assets under Mexican FRS.

4. The recognition of a long-term liability under IFRS for retirement of certain leasehold improvements classified in property, plant and equipment.

5. The IFRS adjustments to retirement and termination benefits in connection with the write-off of severance indemnities determined under Mexican FRS and the classification of the unamortized actuarial gain or loss as part of other accumulated comprehensive income in consolidated equity.

6. The adjustments made to capital stock and additional paid-in-capital to eliminate the effects of inflation recognized under Mexican FRS.

7. The adjustments to accumulated other comprehensive income in consolidated equity in connection with the cumulative foreign currency translation loss as of January 1, 2011, which was classified as retained earnings at such date, and the change in fair value of an embedded derivative in a host contract, which amount was recognized as other finance expense in 2011 under IFRS.

8. The adjustments to retained earnings for those IFRS adjustments recognized as of January 1, 2011, the transition date for the initial adoption of IFRS.

The main differences between IFRS and Mexican FRS as they relate to the initial adoption of IFRS in our condensed consolidated statements of income are related to:

9. Lower depreciation expense in connection with adjustments made to the carrying value of selected real estate property owned by us as of January 1, 2011.

10. Lower amortization expense in connection with adjustments made to the carrying value of certain intangible assets to eliminate the effects of inflation recognized under Mexican FRS as of January 1, 2011.

11. Adjustments related to employee benefits as a result of the write-off of severance indemnities to employees accrued under Mexican FRS as of January 1, 2011, and the recognition of actuarial gains or losses in other accumulated comprehensive income in consolidated equity under IFRS beginning January 1, 2011.

12. The presentation of consolidated operating income, which under Mexican FRS was determined before other expense, is now determined under IFRS after other expense.

13. The presentation of other finance expense, net, which includes primarily changes in fair value of derivative financial instruments that were presented under Mexican FRS as part of interest expense or foreign exchange gain or loss, is now presented under IFRS on a separate basis.

14. Adjustments in connection with the recognition and measurement at fair value of an embedded derivative in a host contract, which was not separated under Mexican FRS.

15. Adjustments to deferred income taxes related to temporary differences arising from IFRS adjustments.

    NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR SECOND, THIRD AND FOURTH QUARTER 2011, AND FIRST QUARTER 20121:

    SIGN-ON TO SIGN-OFF – 6:00 TO 24:00, MONDAY TO SUNDAY

	Apr	May	Jun	2Q11	Jul	Aug	Sep	3Q11	Oct	Nov	Dec	4Q11	Jan	Feb	Mar	1Q12
Channel 2
Rating	10.5	10.5	10.9	10.7	10.6	10.2	10.7	10.5	10.9	11.0	10.1	10.7	10.5	12.0	12.1	11.5
Share (%)	30.5	30.4	30.5	30.5	29.1	28.4	29.7	29.0	30.1	29.9	29.4	29.8	31.1	34.3	35.5	33.6
Total Televisa(2)
Rating	23.6	23.5	24.2	23.8	25.1	24.8	24.7	24.9	25.5	25.5	23.7	24.9	23.2	24.5	23.8	23.8
Share (%)	68.4	67.9	67.8	68.1	68.5	68.7	68.6	68.6	70.6	69.1	68.6	69.5	68.5	69.8	69.9	69.4

    PRIME TIME – 16:00 TO 23:00, MONDAY TO SUNDAY3

	Apr	May	Jun	2Q11	Jul	Aug	Sep	3Q11	Oct	Nov	Dec	4Q11	Jan	Feb	Mar	1Q12
Channel 2
Rating	15.2	14.8	15.9	15.3	15.7	14.6	15.4	15.2	16.0	15.8	14.6	15.5	15.9	18.5	17.9	17.4
Share (%)	32.6	31.7	32.9	32.4	31.9	30.3	31.8	31.3	32.4	31.5	31.3	31.8	33.8	38.1	38.4	36.7
Total Televisa(2)
Rating	31.4	30.8	31.9	31.3	32.6	32.1	32.5	32.4	34.1	33.5	31.1	32.9	31.5	33.2	31.5	32.0
Share (%)	67.4	66.1	65.9	66.5	66.5	66.5	67.1	66.7	69.2	66.6	66.7	67.5	67.1	68.3	67.6	67.6

    WEEKDAY PRIME TIME – 19:00 TO 23:00, MONDAY TO FRIDAY3

	Apr	May	Jun	2Q11	Jul	Aug	Sep	3Q11	Oct	Nov	Dec	4Q11	Jan	Feb	Mar	1Q12
Channel 2
Rating	18.3	17.7	19.1	18.4	19.1	18.1	18.4	18.5	19.4	19.6	19.3	19.4	20.4	23.0	22.3	21.9
Share (%)	34.9	33.9	35.6	34.8	35.1	33.5	33.8	34.1	33.6	34.2	35.3	34.4	37.2	41.5	41.7	40.1
Total Televisa(2)
Rating	35.4	33.8	35.1	34.8	35.1	35.0	35.9	35.3	38.7	37.9	36.3	37.6	36.5	37.7	35.6	36.6
Share (%)	67.5	64.9	65.4	65.9	64.4	65.0	65.8	65.1	67.2	66.0	66.5	66.6	66.4	68.0	66.5	67.0

1 National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. “Ratings” for a period refers to the number of television sets tuned into the Company’s programs as a percentage of the total number of all television households. “Audience share” is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.
2 "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.
3 "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 27, 2012	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel